Triad Guaranty Inc.

101 South Stratford Road

Winston-Salem, NC 27104

May 15, 2008

Via EDGAR Submission

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Triad Guaranty Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 1, 2008
File Number: 000-22342

Dear Mr. Rosenberg:

We are in receipt of your letter dated May 2, 2008 regarding the above-captioned filing. We appreciate the staff’s comments regarding the applicable disclosure requirements, and we intend to comply with the staff’s comments in our future filings.

In responding to your letter, we thought it would be appropriate to restate your original comments utilizing the same numbering format. Our responses, which are intended to clarify some items and provide supplemental information for others, are located directly below your comments. In all cases we have stated how we plan to enhance our disclosures in future filings.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Investments, page 63

1.

For the portion of your bond portfolio that is dependent on guarantees by financial guaranty companies, please disclose the credit rating with and without the guarantee. In addition, please disclose the exposure to guarantor default including any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Although we did not quantify the impact of the potential downgrades on financial guaranty insurers in our filing, we acknowledged that a downgrade could impact the credit rating of our portfolio. In future filings, we will provide tables similar to those set forth below that quantify the impact of the financial guarantee by credit rating and the dispersion between the financial guarantors.

The following table indicates the credit quality of our fixed maturity portfolio with and without the benefit of the credit enhancements as provided by financial guaranty insurers at December 31, 2007:

	Credit Quality With Benefit of Credit Enhancements		Credit Quality Without Benefit of Credit Enhancements
	Amount	Percent	Amount	Percent
	(dollars in thousands)
U.S. treasury and agency bonds	$ 11,762	1.6%	$ 11,762	1.6%
AAA	518,769	71.5	66,432	9.2
AA	150,820	20.8	356,803	49.2
A	25,774	3.6	203,247	28.0
BBB	8,738	1.2	22,632	3.1
BB	1,072	0.1	2,860	0.4
CCC	5,591	0.8	-	0.0
CC and below	2	0.0	2	0.0
Not rated	3,103	0.4	61,893	8.5
Total Fixed Maturities	$725,631	100.0%	$725,631	100.0%

As of December 31, 2007, we were not directly exposed to the risk of financial guaranty insurer default because we did not invest directly in any financial guaranty insurers.We were, however, indirectly exposed to the risk of financial guaranty insurer default through the credit enhancements provided on the majority of our state and municipal fixed maturity bond portfolio as of December 31, 2007.

At December 31, 2007, our state and municipal bond portfolio amounted to $673.3 million, with approximately $510.0 million containing credit enhancements from financial guaranty insurers. We attempt to limit our indirect exposure to financial guaranty insurer default by spreading our exposure among some of the larger, better known financial guaranty insurers. The following table indicates the approximate exposure to and percentage of our credit enhanced state and municipal bond portfolio:

Financial Guarantors	Credit Enhanced State and Municipal Portfolio
	Amount	Percent
	(dollars in thousands)
MBIA	$112,920	22.1%
FSA	111,638	21.9
FGIC	111,229	21.8
AMBAC	111,766	21.9
Others (four companies)	62,486	12.4
Total	$ 510,039	100.0%

2.

You disclosed that your investment portfolio was valued in part based on external pricing sources. While you are not required to make reference to external pricing sources, when you do, you must disclose the name of the external pricing source. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the external pricing source.

We utilize the services of Interactive Data Pricing and Reference Data, Inc. (IDP) to assist our third-party investment advisors in the pricing of our portfolio. IDP collects, edits, maintains, and delivers pricing data on more than six million securities, including daily evaluations for approximately 2.5 million fixed income and international equity issues. In future filings, we do not expect to disclose that our investment portfolio was valued in part based on external pricing sources. We acknowledge the staff’s comment with respect to the inclusion of a consent and will comply if applicable in our future filings.

*        **

We acknowledge that:

▪	we are responsible for the adequacy and accuracy of the disclosure in our filing;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our response, please do not hesitate to contact me at (336) 723-1282, extension 1105, or Earl Wall, our general counsel, at extension 1108.

Sincerely,

/s/ Kenneth W. Jones

Kenneth W. Jones

Senior Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission
Vanessa Robertson
Lisa Vanjoske

Triad Guaranty Inc.
Earl Wall
Ken Dwyer